

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

July 16, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 15, 2026, The Nasdaq Stock Market (the "Exchange") received from CLINUVEL PHARMACEUTICALS LIMITED (the "Registrant") a copy of the Registrant's application on Form 20-F 12(b) for the registration of the following security:

American depositary shares, each representing one ordinary share

Ordinary shares[1]

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 20-F 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi

[1]Not for trading, but only in connection with the listing of the American depositary shares on The Nasdaq Stock Market LLC. Each American depositary share represents one ordinary share.